SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Filing to Renew Shelf Prospectus and Registration Statement

Document 1

Neovasc Announces Filing to Renew Shelf Prospectus and Registration Statement

NASDAQ: NVCN
TSX: NVC

VANCOUVER, May 13, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that it has filed a preliminary short form base shelf prospectus with certain securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10.

The Company has no immediate plans to sell securities under the shelf prospectus. The filing is intended to restore the original capacity which was available to Neovasc under its previous base shelf prospectus which will expire on June 13, 2016.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of U.S.$200,000,000 of Neovasc's common shares, preferred shares, debt securities, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. This shelf prospectus is intended to give Neovasc the flexibility to take advantage of financing opportunities when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed May 12, 2016 with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Neovasc by submitting a request to Investor Relations at Neovasc's address at 13562 Maycrest Way, Suite 5138, Richmond, British Columbia, Canada, V6J 2J7.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding the base shelf prospectus and registration statement being cleared by Canadian securities regulatory authorities; the Company's intention to take advantage of financing opportunities when market conditions are favourable and the filing of a prospectus supplement in the future.  The words "may", "will" and "intend" are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the Company's ability to clear regulatory reviews relating to the new shelf prospectus prior to the expiry of the existing shelf prospectus; potential changes in circumstances relating to the Company's financing requirements, whether as a result of unforeseen circumstances or otherwise; the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 13-MAY-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 13, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer